FACSIMILE TRANSMISSION

#16

Date: May 8, 2008

To: thomas

21449 SW 108th Ave, Bldg #16
Tualatin, OR 97062

CC:

From: sandy
ext 107

Tri-County Industrial Park
Administrative Offices
8320 NE Highway 99
Vancouver, Washington 98665
Phone 360- 566-8192 – 2 – ext
Fax 360-546-1737

Number of pages (including this sheet) 6

If you do not receive all of this transmission, please call as soon as possible

Transmitting to: 1-503-622-6310 Transmitting from: 360-546-1737

Thomas,

Attached are the following:

1. Building 12- 1 year lease extension.

2. Building 16 Bay 2 draft of month to month lease agreement/modification.. On building 16 we would need a security deposit in the amount of $5,788.25 which should be sent in with the prorated rental due from 5/8/2008 thru 5/31/2008 in the amount of $4,630.56. Please review with Joe and let me know if you have any questions.

sandy

TRI-COUNTY INDUSTRIAL PARKS # 6 LLC

Administrative Office
8320 NE Hwy 99
Vancouver, Washington 98665
TELEPHONE (360) 556-8192 FACSIMILE (360) 546-1737

May 8,2008

Powin Corporation
6975 SW Sandburg Road #326
Tigard, Oregon 97223

Re: Tri-County Industrial Parks #6 LLC/Powin Corporation/Bldg. 16

Dear Joe:

This letter will confirm our agreement wherein your original lease dated September 18, 2007 by and between Tri-County Industrial Parks #6 LLC. Lessor, and Powin Corporation, Lessee, and subsequent modifications thereto shall be modified as follows:

Powin Corporation desires to lease Bay 2 in Building 16 located at 21449 S.W. 108th Ave., Tualatin, Oregon 97062 in Tri-County Industrial Park commencing May 1, 2008 on a month-to-month basis on the following terms and conditions:

a) Building 16 Bay 2 consists of approximately 14,625 sq. ft. of warehouse space and -0- inside office space. Lessee does hereby acknowledge that there are no toilet facilities in these premises and it shall be the lessee's responsibility to provide whatever toilet facilities lessee deems necessary at lessee's sole cost and expense. Lessee does further acknowledge there is no demising wall separating Bay 1 from 2 and that Lessee's space (Bay 2) and the adjacent tenant's space (Bay 1) shall be separated by a portable cyclone fence as set forth on the attached map Marked Exhibit "A" and by this reference incorporated herein.

b) The rental shall be prorated from date of occupancy which is May 8, 2008.

c) Commencing on the 1st day of June 2008 the gross monthly rental shall be the sum of $5,045.00 and the discounted monthly rental shall be the sum of $4,387.00 (if paid and received within 10 days of the due date) of any particular month. This is a triple net lease and during the term of this lease, Lessee shall pay as additional rental their pro-rata share of all real property taxes, fire insurance & common area maintenance as set forth below:

Gross Rental	$ 5045.00	after 1st, but before the 10th	
Discounted Rental	$ 4387.00	before due date (1st of the month)	
Sewer ($20.58)	$ -0-		
Road Maintenance/Storm Drain	$ 56.68		
Insurance	$ 174.65	5,788.25	
Real Property Tax	$ 462.68		
Electrical and Gas	$ 35.00		
Water	$ -0-		
Cam	$ 622.24		
½ cost cyclone fence rental	$ 50.00		
Total	$ 5,788.25		

d) Lessee accepts the additional space in "AS-IS" condition, broom-clean, water tight and with utilities and facilities in good working order.

e) Upon vacating the premises, Lessee shall repair all damages incurred as a result of Its occupancy at its sole cost and expense, return all keys, and leave the premises in a broom-clean condition.

f) Either party may terminate this lease agreement with 30 days prior written notice to the other party.

All other terms and conditions as set forth in the Lease Agreement dated September 18, 2007 not modified herein shall remain the same and be in full force and effect, and by this reference incorporated herein.

LESSOR:
TRI-COUNTY INDUSTRIAL PARKS #6 LLC

By:____________________
Sandra K. Poslick, Manager

LESSEE:
Powin Corporation

By: [signature]
Joseph Lu Officer & Individually


SOUTH ELEVATION
NORTH ELEVATION
EAST ELEVATION
WEST ELEVATION
BUILDING SECTION
Fence
-wall
Exhibit "A"
Power
INITIAL
INITIAL

TRI-COUNTY INDUSTRIAL PARK
TUALATIN, OREGON

ELEVATIONS AND BLDG. SECTION - BLDG. 16

VLMK Consulting Engineers

12

TRI-COUNTY INDUSTRIAL PARKS#6 LLC

Administrative Office
8320 NE Highway 99
Vancouver, Washington 98665
TELEPHONE 360-566-8192 FACSIMILE 360-546-1737

21160 SW 108th
Building 12 Bay 1
Tualatin, OR 97062

May 8, 2008

Powin Corporation
6975 SW Sandburg Road #326
Tigard, Oregon 97223

RE: Bldg. 12-Bay-1 / Lease Extension and modification to lease agreement

Dear Joe:

This extension of lease Agreement dated May 8, 2008 will become a part of the original lease dated September 18, 2007, between Tri-County Industrial Parks #6 LLC Lessor, and Powin Corporation Lessee and subsequent modifications thereto shall be modified as follows:

1. Your existing lease with Tri-County Industrial Parks#6 LLC for Building 12, Bays 1 consisting of approximately 14,400 square feet of warehouse space, and approximately 1,760 square feet of inside office space is hereby extended for one (1) year commencing December 1, 2009 and ending November 30, 2010, on the same terms and conditions, including the rental.

2. The gross monthly rental during the term of this renewal period and the discounted monthly rental, if paid within ten (10) days of the due date, shall be as follows:

Term	Gross Monthly Rental	Discounted Rental (if paid within 10 days of due date)
December 1, 2009 thru November 1, 2010	$4,830.00	$4,200.00

All other terms and conditions of your existing lease dated September 18, 2007, and subsequent agreements and modifications thereto shall remain in full force and effect, and by this reference incorporated herein and no condition of the lease shall be deemed waived by this renewal agreement.

Very truly yours,

TRI-COUNTY INDUSTRIAL PARKS #6 LLC.

By:______________________
Sandra K. Poslick, Manager

THE ABOVE IS HEREBY AGREED:

Powin Corporation

By:______________________
Joe Lu Officer & Individually

Il/skp/win/tcip/bldg.-12 -Powin Extension of Lease agreement TO 11-30-2010/ -5/8/2008